Exhibit 99.131

Note: [09 Jun 2023]- The following is a consolidation of 13-501Fl. It incorporates amendments to this document that came into effect on March 1, 2017 and June 9, 2023. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501Fl

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS -

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Paul Bozoki, an officer of the reporting issuer noted below have examined this Form 13-501Fl (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

/s/ “Paul Bozoki”
Name:	Paul Bozoki	Date: January 28, 2025
Title:	Chief Financial Officer

Reporting Issuer Name:	DeFi Technologies Inc.

End date of previous financial year:	December 31, 2024

Type of Reporting Issuer:	☒ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	CBOE Canada

Market value of listed or quoted equity securities:

Equity Symbol	DEFI

1st Specified Trading Period (dd/mm/yy)	Jan 1, 2024	to Mar 31, 2024

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.67 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		290,169,503 (ii)

Market value of class or series	(i) x (ii)	$194,413,567 (A)

2nd Specified Trading Period (dd/mm/yy)	Apr 1, 2024	to Jun 30, 2024

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.055 (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		298,134,377 (iv)

Market value of class or series	(iii) x (iv)	$16,397,390 (B)

3rd Specified Trading Period (dd/mm/yy)	Jul 1, 2024	to Sept 30, 2024

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$2.84 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		298,847,868 (vi)

Market value of class or series	(v) x (vi)	$ 848,727,945(C)

4th Specified Trading Period (dd/mm/yy)	Oct 1, 2024 to Dec 31, 2024

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 3.88 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		322,697,173(viii)

Market value of class or series	(vii) x (viii)	$ 1,252,065,031(D)

5th Specified Trading Period (dd/mm/yy)	_______________to____________

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$__________________ (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		____________________
(x)

Market value of class or series	(ix) x (x)	$____________________
(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$ 577,900,983 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)		$0 (2)

Capitalization for the previous financial year	(1) + (2)	$577,900,983

Participation Fee		$19,000